SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

April 26, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Bagley
Jeanne Baker Conlon Danberg Tracey Houser

Re:	ARDENT HEALTH PARTNERS, LLC

Draft Registration Statement on Form S-1

Initially Submitted on March 15, 2024

CIK No. 0001756655

Ladies and Gentlemen:

On behalf of our client, Ardent Health Partners, LLC (the “Company”), we hereby confidentially submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 12, 2024 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 submitted to the Commission (the “Registration Statement”). We are concurrently submitting confidentially via EDGAR this letter and an amendment to the Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response in ordinary type. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to Amendment No. 1.

Cover Page

1.

We note your disclosure on page 11 that EGI-AM Investments, L.L.C. is an affiliated entity of Equity Group Investments, and that EGI-AM is your controlling stockholder. Please revise your cover page to identify EGI-AM as your controlling stockholder. In addition, discuss EGI-AM’s and Ventas’ rights under the Nomination Agreement and the potential influence of Pure Health on your business, as described on pages 41 and 42.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

The Company has updated its disclosures on the cover page of Amendment No. 1 to address the Staff’s comment.

Non-GAAP financial measures, page iii

2.

We note your disclosure here and throughout your filing that you operate 30 acute care hospitals, 11 of which you lease back from two REITs, Ventas and MPT, pursuant to long-term lease agreements. In an appropriate place in your filing, please describe the material terms of your lease agreement with MPT, and file this agreement as an exhibit to your registration statement. Alternatively, please tell us why you believe you are not required to do so.

The Company has updated its disclosures on pages 120 and 121 of Amendment No. 1 to address the Staff’s comment. The Company acknowledges the Staff’s comment regarding filing the lease agreement with MPT as an exhibit and respectfully advises the Staff that the lease agreement with MPT is not material to the Company’s business or consolidated results of operations, as it pertains to only one of the Company’s 30 hospitals and the annual lease expense payable to MPT is only approximately $11 million, or 0.2% of the Company’s total operating expenses, for fiscal year 2023. Therefore, the lease agreement with MPT is not material in amount or significance to the Company and need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Consolidated Operating Statistics, page v

3.

With respect to the operating statistics disclosed in this section, please briefly describe how management uses each statistic, respectively, to measure performance or operating results. In addition, please address the following comments:

The Company has updated its disclosures on pages v and vi of Amendment No. 1 to address the Staff’s comment.

•

We note your disclosure that licensed beds “represents the total number of beds for which the appropriate state agency licenses a facility, regardless of whether the beds are actually available for patient use.” Please explain why management uses the licensed beds performance metric when assessing the company’s results of operations and performance given that the measure does not take into account whether the beds are available for patient use. To the extent material, revise your discussion of the metric in the prospectus to address any disparity between the number of licensed beds and the number of beds available in your facilities.

The Company respectfully advises the Staff that it believes licensed beds is a useful operational metric because it generally indicates the scale of the Company’s operations and is also used to calculate other key operating metrics of the Company. The Company has updated its disclosures on pages v, vi, 19, and 87 of Amendment No. 1 by adding utilization of licensed beds, which measures the actual utilization of the Company’s inpatient facilities, to address any disparity between the number of licensed beds and the number of beds available in the Company’s facilities.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

•

Where you define “adjusted admissions,” please define “gross patient service revenue” and “gross inpatient revenue,” including whether gross patient service revenue includes both inpatient and outpatient revenue. In addition, please clarify what you mean by a “general measure of combined inpatient and outpatient volume,” given that you appear to measuring this statistic by revenue rather than volume of admissions.

The Company has updated its disclosures on page v of Amendment No. 1 to address the Staff’s comment.

•	Where you define “Net patient service revenue per adjusted admission” please provide a definition of “net patient service revenue.”

The Company has updated its disclosures on page vi of Amendment No. 1 to address the Staff’s comment.

Industry and market data, page vii

4.

We note your disclosure that estimates of your “serviceable addressable market” and “current addressable market” were derived from the most recently available data you collected from the U.S. Census Bureau and the Center for Medicare & Medicaid Services (“CMS”), Office of the Actuary, National Health Statistics Group. Please revise your disclosure here to briefly describe the difference between “serviceable” and “current” addressable market, including the difference, if any, between your “current markets” and “current addressable market.” Please provide the data and methodology underlying your calculations, including your criteria for markets representing “potential growth opportunities” and why you excluded MSAs with a population equal to or greater than 2.0 million. Also, please clarify how you arrived at your current addressable market, including the data underlying your comparison of your market-specific strategic reports to national health expenditures spending data and how you used this comparison to arrive at your current addressable market. In addition, given that these statistics were as of 2020, clarify how you determined that these estimates are accurate as of the date of this prospectus.

The Company has updated its disclosures on pages vi and vii of Amendment No. 1 to address the Staff’s comment.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

5.

We note your statement that you “hold a leading position in a majority of our markets” and your footnote that “Leading positions defined as first or second based on inpatient market share.” Please expand on this statement to quantify your market share, including disclosing the markets in which you hold a “leading” position, whether that position is “first or second,” and quantifying your individual market shares, or by providing average market share across your markets or other similar measures. As a related matter, please revise your disclosure to describe what is meant by “leading healthcare systems of scale,” and disclose how you measure “meaningful” scale.

The Company has updated its disclosures on pages 1, 79, 108, 111, and 112 of Amendment No. 1 to address the Staff’s comment.

6.

We note your statement that expenditures for hospital services and physician and clinical services “are projected to grow at an average rate of 5.6% annually through 2031.” Likewise, we note your statements on page 5 that U.S. healthcare spending is “projected to grow by an average of 5.4% through 2031, surpassing $7.1 trillion and representing nearly 20% of GDP” and that “Healthcare spending is generally expected to grow more rapidly, on average, than the overall economy.” Please revise your disclosure to cite the source of these projections or if they are the belief or estimates of management. Additionally, please discuss any material assumptions underlying these projections. Finally, please clarify, if known, whether the relevant projected annual growth rate has been achieved for the historical periods of 2021, 2022, and 2023.

The Company has updated its disclosures on pages 3, 6, 109, and 113 of Amendment No. 1 to address the Staff’s comment. The Company respectfully advises the Staff that the source of the projections are CMS Office of the Actuary’s 2022-2031 National Health Expenditure Projections and the CMS NHE Fact Sheet. The projection for hospital services and physician clinical services has no material assumptions, while the projection for U.S. healthcare spending takes into account the expected impacts of the Inflation Reduction Act, including that people with Medicare prescription drug coverage are projected to experience lower out-of-pocket spending on prescription drugs for 2024 and beyond. Additionally, the Company respectfully advises the Staff that CMS projects hospital services and physician and clinical services separately, and as a result the annual growth rate is an implied figure calculated using CMS projections only. Further, the Company respectfully advises the Staff that the projected annual growth rate for hospital services and physician and clinical services was not achieved for 2021 (5.5% projected for 2021 vs. 4.9% actual) and was achieved for 2022 (0.9% projected for 2022 vs. 2.5% actual) and that the projected annual growth rate for U.S. healthcare spending was not achieved for 2021 (4.2% projected for 2021 vs. 2.7% actual) and was achieved for 2022 (4.3% projected for 2022 vs. 5.8% actual). 2023 actual growth is not yet available as CMS has not released 2023 data.

7.

We note your statement that “[s]ince January 1, 2017, we have more than doubled the number of markets we serve and the number of hospitals we operate.” If true, please balance this statement to note that you have not increased the number of hospitals you operate since at least 2021.

The Company has updated its disclosures on pages 2 and 109 of Amendment No. 1 to address the Staff’s comment.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

8.

We note your disclosure throughout the filing that a key competitive strength and significant component of your growth strategy has been your JV model. To provide context for these statements, please clarify the portion of your revenue attributable to your joint ventures for the periods presented in the filing.

The Company has updated its disclosures on page 85 of Amendment No. 1 to address the Staff’s comment.

9.

We note your disclosure that you “believe [your] growth will accelerate.” Revise your disclosure to clarify the type of growth to which you refer and the time period for which you expect this growth. For example, discuss whether you expect this growth to relate to your revenue, market share, number of hospitals, or another metric. Please also clarify how you expect the bulleted list on page 8 to “accelerate” your growth, and expand upon what you mean by “accelerate.”

The Company has updated its disclosures on pages 2, 9, 117, and 119 of Amendment No. 1 to address the Staff’s comment.

10.

We note your disclosure on page F-17 that “the Company, through its wholly owned subsidiaries, owns majority interests in limited liability companies (“LLCs”), with each LLC owning and operating one or more hospitals,” “[t]he noncontrolling interest is typically owned by a not-for-profit medical system, university, academic medical center or foundation or combination thereof,” “the employees that work for the LLC and the related hospital(s) are employees of the Company,” and “the Company manages the day-to-day operations of the LLC and the hospital(s) pursuant to a management services agreement (“MSA”).” Finally, we note your disclosure that “the LLCs are VIEs due to their structure as LLCs and the control that resides with the Company through the MSA.” Please revise your cover page to discuss, as you do on page F-17, your variable interest entities, and revise your risk factor disclosure to discuss the risks related to this operating structure. Make conforming changes throughout your filing, including to your organizational chart.

The Company has updated its risk factor disclosures on page 38 of Amendment No. 1 to address the Staff’s comment. The Company respectfully advises the Staff that, due to its large number of subsidiaries and variable interest entities (“VIEs”), the Company does not believe the other disclosures requested by the Staff in this comment will be useful to investors or help facilitate investors’ understanding of the Company, particularly in light of the disclosure contained elsewhere in Amendment No. 1. Please see “Prospectus summary—Overview,” “Risk factors—Risks related to our business and industry—We conduct a significant portion of our operations through JVs, which may expose us to certain risks and uncertainties, including risks as a result of our lack of sole decision-making authority. In addition, we may be required under certain circumstances to purchase our JV partners’ equity interests, which could adversely affect our liquidity and financial condition,” “Business,” and Note 2 to the Company’s audited consolidated financial

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

statements in Amendment No. 1 for disclosures regarding the Company’s operating structure in the aggregate. The Company further respectfully advises the Staff that it will file as Exhibit 21.1 to the Registration Statement a list of its significant subsidiaries and consolidated entities. Additionally, the Company respectfully advises the Staff that the VIE risks enumerated in the Staff’s CF Disclosure Guidance: Topic No. 10 regarding China-based issuers, such as risks related to exerting control through contractual arrangements that may be less effective than direct equity ownership and the government determining that the agreements establishing the VIE structure do not comply with law and regulations, thereby subjecting the issuer to revocation of business and operating licenses, or forfeiture of ownership interests, are not present in the Company’s VIEs and operating structure. None of the Company’s VIEs involve Chinese or foreign businesses. These entities are instead used to create JV relationships with academic medical centers, not-for-profit hospital systems, and other healthcare organizations in the United States as part of the Company’s ordinary business, which does not expose investors to the unique political, economic, and regulatory risks associated with operating Chinese or other foreign businesses through a VIE structure. In addition, the Company, through its wholly-owned subsidiaries, owns majority interests in each of its VIEs. Accordingly, the Company believes that Amendment No. 1 complies with applicable disclosure rules and provides sufficient information for investors to understand the primary corporate entities through which it operates its business.

Our platform, page 3

11.

We note your statement that “on average since 2021, 70% of Ardent’s eligible hospitals have earned 3-stars or higher from CMS, indicating lower mortality, enhanced safety of care, lower readmissions, and better patient experience.” Please briefly explain the star rating system from CMS and how a rating of 3-stars or higher indicates lower mortality, enhanced safety of care, lower readmissions, and better patient experience. As a related matter, we note your statement that “Ardent has earned a “Gold Stars 9” level designation from Epic.” Please briefly explain this rating system or level of designation.

The Company has updated its disclosures on pages 3, 4, 5, 110, 112, and 116 of Amendment No. 1 to address the Staff’s comment.

Summary Historical Financial and Operating Data, page 17

12.

We note from your disclosures on page 12 that ALH Holdings, LLC (a subsidiary of Ventas, Inc.) will contribute all of its outstanding common stock in AHP Health Partners, Inc. to Ardent Health Partners, Inc. in exchange for shares of common stock of Ardent Health Partners, Inc. immediately following the Corporate Conversion. Please include this transaction in your pro forma presentations of basic and diluted earnings per share on a pro forma basis. Also address this comment for your capitalization and dilution presentations.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

The Company has updated its disclosures on pages 22, 73, 75, and 196 of Amendment No. 1 to address the Staff’s comment.

Risk factors

Risks related to our business and industry, page 23

13.	We note certain statements in this section relating to programs or policies enacted or under consideration in certain states. For example, your statements:

•	on page 24 that “some states have adopted or may consider enacting legislation designed to reduce or control their Medicaid expenditures;”

•

on page 24 that “many states have adopted or are considering legislation intended to change patient eligibility requirements, reduce coverage, enroll Medicaid recipients in managed care programs, and impose provider taxes on hospitals to help finance or expand the states’ Medicaid systems;”

•

on page 24 that “[s]ome states use, or have applied to use, waivers granted by CMS to implement Medicaid expansion, impose different eligibility or enrollment restrictions, or otherwise implement programs that vary from federal standards;”

•

on page 24 that “[s]ome states that provide Medicaid supplemental payments are reviewing these programs or have filed requests with CMS to replace these programs, and CMS has performed and continues to perform compliance reviews of some states’ programs and is considering changes to the requirements for such programs, which could result in Medicaid supplemental payments being reduced or eliminated;”

•	on page 24 that “[c]ertain states in which we operate impose assessments on hospitals and certain other healthcare providers as a funding source for state Medicaid programs;”

•

on page 34 that “some states have aligned quality metrics across payors through legislation or regulation, and CMS offers support to Medicaid agencies seeking to increase their value-based purchasing capacity through Medicaid delivery system reforms;” and

•

on page 54 that “some states have become increasingly focused on the review of healthcare transactions for impacts on costs, access to care and quality and have passed legislation requiring for-profit healthcare entities, including hospitals, to notify state attorneys general or other designated entities in advance of sales or other transactions.”

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

Given your disclosure that you currently operate in eight states, please revise to identify the “certain” or “some” states to which you refer. In addition, given your disclosure that your facilities are heavily concentrated in Texas and Oklahoma, clarify how these statements relate to your operations in Texas and Oklahoma.

The Company respectfully clarifies to the Staff that the Company operates in eight markets across six states. The Company has updated its disclosures on pages 1, 79, and 108 of Amendment No. 1 to clarify the geographic scope of the Company’s operations. In response to the statements highlighted by the Staff relating to programs or policies enacted or under consideration in certain states, the Company has revised its disclosures on pages 25, 35, 55, and 56 of Amendment No. 1 to: (i) indicate how these statements relate to the Company’s operations in the states in which it operates, particularly in Texas and Oklahoma, where relevant, or (ii) clarify that the Company is providing a general statement about broad industry or regulatory trends. The Company will continue to assess the materiality of developments related to programs and policies in the states in which it operates and intends to provide any material updates in future filings.

Risks related to technology

Healthcare technology initiatives. . ., page 58

14.

We note your reference here and throughout your filing that you use artificial intelligence, among other things, to supplement the delivery of care at a patient’s bedside. In an appropriate place in your filing, please expand your disclosure to describe the artificial intelligence you currently use and how you use this technology to supplement delivery of care. Please also revise your disclosure to discuss any risks specific to your use of artificial intelligence, if material.

The Company has updated its disclosures on pages 29 and 113 of Amendment No. 1 to address the Staff’s comment.

Use of Proceeds, page 69

15.

We note your disclosure throughout the filing that you plan to pursue strategic growth opportunities, have identified a robust pipeline of ambulatory opportunities, have significant indebtedness, and may redeem on one or more occasions up to 40% of the original aggregate principal amount of the 5.75% Senior Notes with the net proceeds of one or more equity offerings, including this offering. When you identify your use of proceeds, please ensure that any amounts intended to be used for strategic opportunities or to pay certain of your indebtedness are disclosed.

The Company has updated its disclosures on pages 15, 22, and 71 of Amendment No. 1 to address the Staff’s comment.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Operating Results Summary, page 83

16.	Please disclose the amount of revenue recognized related to the Texas Waiver Program for fiscal year 2023.

The Company has updated its disclosures on page 88 of Amendment No. 1 to address the Staff’s comment.

17.	Please provide an analysis of the material factors impacting income tax expense. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

The Company has updated its disclosures on pages 89 and 91 of Amendment No. 1 to address the Staff’s comment.

18.

Please address the changes in the portion of your total net income attributable to your non-controlling interests as this appears to have materially affected the portion of your total net income attributable to your investors.

The Company has updated its disclosures on pages 89 and 91 of Amendment No. 1 to address the Staff’s comment.

Supplemental Non-GAAP Information, page 87

19.

We note that you are presenting Adjusted EBITDA to evaluate your financial performance, allocate resources and measure leverage capacity, which appears to indicate that you are presenting this measure as a performance measure and also a liquidity measure. To the extent that you are presenting Adjusted EBITDA as a liquidity measure, please present the most comparable US GAAP liquidity measure with equal or greater prominence and also provide a reconciliation from this measure in accordance with Item 10(e)(1)(i)(A) and (B) of Regulation S-K. If you do not present this measure as a liquidity measure, please remove reference to this measure as being useful for measuring leverage capacity.

The Company has updated its disclosures on pages iii, iv, 19, 20, 91, 92, and 94 of Amendment No.1 to address the Staff’s comment.

20.	Please expand your footnote disclosures for the adjustments to Adjusted EBITDA to quantify each component of the adjustment when there are multiple components.

The Company has updated its disclosures on pages 20, 21, 92, 93, 94, 96, and 97 of Amendment No. 1 to address the Staff’s comment.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

21.

Please expand your disclosures to explain the difference between your adjustments for noncontrolling interest earnings related to JV partners within your reconciliation to Adjusted EBITDA and your net income attributable to noncontrolling interests as reflected in your consolidated income statements.

The Company has updated its disclosures on pages 21, 93, and 96 of Amendment No. 1 to address the Staff’s comment.

22.	We note your disclosure that you are presenting Adjusted EBITDAR as a financial valuation measure. As such, please revise your presentation and disclosures to address the following:

•	limit its presentation only to the most recent period presented;

•	clarify why the measure is useful as a valuation tool;

•	describe the limitations of the measure as a valuation tool; and

•

separately present this measure as a valuation measure and not along side or near any discussion of your operating results, including a separate reconciliation from its most comparable US GAAP measure.

The Company has updated its disclosures on pages iii, iv, 3, 19, 20, 21, 22, 91, 92, 94, 95, 109, and 110 of Amendment No. 1 to address the Staff’s comments.

23.

We note your presentation of Adjusted cash flows provided by (used in) operating activities. Please tell us how you concluded that this measure is consistent with the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K, which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures.

The Company has updated its disclosures on pages iii, iv, 91, 92, 93, 95, 96, and 98 of Amendment No. 1 to address the Staff’s comment.

Business

Overview, page 105

24.

Where you discuss “outcomes,” revise your disclosure to clarify how you measure these outcomes. For example, you disclose that you believe your technology platform leads to “improved outcomes,” and you disclose on page 109 that your providers have the objective of improving “quality” outcomes. As a related matter, where you disclose that you provide “high-quality” patient care and “better patient experience,” please clarify how you measure quality and patient experience. Where you disclose that your platform drives a “lower cost,” clarify and quantify the cost to which you are comparing your services.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

The Company has updated its disclosures on pages 2, 3, 5, 7, 108, 109, 110, 112, 114, and 116 of Amendment No. 1 to address the Staff’s comment.

Our platform, page 107

25.	Please address the following with respect to your graphic on page 108:

•	You disclose in footnote two that this metric is measured at the end of the applicable period. Please disclose the date as of which the data in the chart is presented.

The Company has updated its disclosures on page 112 of Amendment No. 1 to address the Staff’s comment.

•

You disclose the source for market population in footnote four. Please clarify what is meant by “market population” in your graphic, including whether you are referring to the city or state and how you determined that the relevant population represents a market for your services.

The Company has updated its disclosures on page 112 of Amendment No. 1 to address the Staff’s comment. The Company respectfully advises the Staff that market population corresponds to approximately 85-90% of the patients the Company serves in the applicable zip codes defining the Company’s markets.

•	You disclose in footnote five that population growth represents growth from 2023 to 2025. Please provide a source for this data.

The Company has updated its disclosures on page 112 of Amendment No. 1 to address the Staff’s comment.

•

We note your disclosure in footnote seven that your JV interest in the Lovelace Health System represents your interest in Lovelace UNM Rehabilitation Hospital. It also appears from your graphic that you operate five hospitals in the Lovelace Health System. Please clarify whether Lovelace UNM Rehabilitation Hospital is the only hospital in this health system subject to a JV, and if so, whether you own and operate the remaining hospitals.

The Company respectfully advises the Staff that Lovelace UNM Rehabilitation Hospital is the only hospital in this health system subject to a JV, and the Company directly owns and operates the remaining hospitals in the Lovelace Health System. The Company has updated its disclosures on pages 108 and 112 of Amendment No. 1 to address the Staff’s comment.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

•

In an appropriate place in your filing, please describe the material terms of each of the joint ventures noted in your graphic and file any related agreements as exhibits to your registration statement. In your discussion, describe the material terms of the put/call agreement disclosed on page 37.

The Company has updated its disclosures on page 39 of Amendment No. 1 to provide a summary of the UT Health East Texas and Portneuf Medical Center JVs. The Company respectfully advises the Staff that none of the other JVs are individually material to the Company. Additionally, the Company respectfully advises the Staff that, consistent with Item 601(b)(10)(i) and (ii) of Regulation S-K, it believes all JV agreements were entered into in the ordinary course of the Company’s business and the Company’s business is not substantially dependent on any of the individual JVs. Accordingly, the Company believes that Amendment No. 1 complies with applicable disclosure rules and provides sufficient information for investors to understand its JV model.

•

We note your disclosure elsewhere that “hospitals operated” includes the total number of hospitals operated by you at the end of the applicable period, irrespective of whether the hospital operated is (i) owned by you, (ii) leased by you, or (iii) operated through a controlling interest in a JV. Please revise your disclosure to clarify which of the 30 hospitals noted in your graphic are owned by you, leased by you, or operated through a controlling interest in a JV, respectively. Please also clarify the difference, if any, in how you generate revenue from owned, leased, and JV operated hospitals.

The Company respectfully advises the Staff that “hospitals operated” includes the total number of hospitals operated by the Company at the end of the applicable period, irrespective of whether the hospital real estate is (i) owned by the Company, (ii) leased by the Company, or (iii) held through a controlling interest in a JV. Additionally, the Company respectfully advises the Staff that its methods of generating revenue do not depend on whether hospital real estate is owned, leased or held through a JV. The Company has updated its disclosures on page 111 and 112 of Amendment No. 1 to address the Staff’s comment.

26.

Here and throughout your filing, you refer to your “physician network” and your “physician platform.” In an appropriate place in your filing, please briefly define each term, including the difference between the two. As a related matter, you disclose that you have affiliated and employed providers, and that you have more than 80 contracts that include a variety of terms. Please clarify the difference in your contracts with affiliated providers compared to employed providers, including any material differences in fee or pay structure.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

The Company respectfully advises the Staff that it has changed all references to “physician network” and “physician platform” to “provider network” and provided a definition to more accurately convey the meaning of such term. Additionally, the Company respectfully advises the Staff that none of its providers is a party to the 80 contracts referenced by the Staff, and that such contracts are value-based agreements between the Company and third-party payors. The provider contracts are separate arrangements, and there is no material difference in the Company’s contracts with affiliated providers compared to employed providers. The Company has updated its disclosures on pages 2, 5, 9, 108, 112, 115, and 118 of Amendment No. 1 to address the Staff’s comment.

Our Market Opportunity, page 109

27.

Please revise your disclosure here to describe the difference between fee-for-service payment methods and value-based care models, including the significance of the shift in models to your business, and why providers with expertise in both models will “emerge as the long-term winners.”

The Company has updated its disclosures on pages 7, 114, and 115 of Amendment No. 1 to address the Staff’s comment.

Centralized and standardized operating model, page 112

28.

We note your disclosure here and throughout your registration statement that you have focused on centralizing corporate services while outsourcing certain support functions including revenue cycle management and that these efforts and investments have generated significant cost savings. However, it appears from your disclosure on page 83 that your costs related to professional fees and salaries and benefits increased year over year as an absolute amount. Please clarify where you achieved these significant cost savings. In this regard, we note your disclosure that “[t]he increase in professional fees, as a percentage of total revenue, was due primarily to the outsourcing of our facilities of our end-to-end revenue cycle management process,” and “[t]he decrease in salaries and benefits, as a percentage of total revenue, was driven by the transition to an outsourced model in our end-to-end revenue cycle management process in July 2022 and our dietary and environmental services in November 2022 at substantially all of our facilities.”

The Company has updated its disclosures on pages 8, 87, 88, 115, and 116 of Amendment No. 1 to address the Staff’s comment.

Our Growth Strategy, page 113

29.	Please clarify your reference to your “transfer center operations,” as these operations are not described elsewhere in this section.

The Company has updated its disclosures on page 117 of Amendment No. 1 to address the Staff’s comment.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

Certain Relationships and Related Party Transactions, page 185

30.

Please disclose the equity interest and dollar value related to Pure Health’s purchase of a minority interest in Ardent. See Item 404(a) of Regulation S-K. In addition, describe the change in terms of your lease agreements with Ventas that allowed you to qualify these agreements for accounting treatment as sale-leaseback agreements.

The Company has updated its disclosures on pages 80, 81, and 189 of Amendment No. 1 to address the Staff’s comment. The Company respectfully advises the Staff that it has not disclosed the dollar value related to Pure Health’s investment as the transaction was between Company unitholders and the Company did not receive any consideration. Additionally, the Company respectfully advises the Staff that it describes the change in terms of the lease agreements with Ventas that allowed for qualification of such agreements for sale-leaseback accounting treatment in its response to comment 36 below.

Consolidated Income Statements, page F-5

31.

Please expand your presentation to include basic and diluted per common unit information for each period presented as well as the corresponding accounting policy and disclosures required by ASC 260. Refer to ASC  260-10-15-2 for guidance.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has reviewed the disclosure requirements under ASC 260. The Company considered that the audited financial statements of Ardent Health Partners, LLC are included in the Registration Statement to issue the common stock of Ardent Health Partners, Inc. and, as a result, the in-substance common stock for Ardent Health Partners, LLC would result in an earnings per unit calculation that would not be meaningful or may be misleading to potential investors of the common stock of Ardent Health Partners, Inc.

The Company considered many factors in arriving at its determination, including, but not limited to, the fact that the Company has different classes of units with different rights, privileges, and benefits. For example, Class C-1 Units (profits interest) are subordinate to the Class A and Class B Units and provide the holder with the opportunity to receive a return based on the appreciation of the Company’s equity value from the date of grant through a distribution (i.e., participation threshold). There are seven participation thresholds within the Company’s Class C-1 Units. The Class C-2 Units, which are unvested, are subordinate to the other classes upon a liquidation of the Company and in the profits allocations. There are two vesting thresholds for the Class C-2 Units, which are when current investors’ return exceeds two or two-and-a-half times their investment. The rights and privileges of each class of units will be factored into the determination of the number of shares of common stock to be received by each investor upon consummation of the Corporate Conversion.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

Furthermore, it is anticipated that when the Corporate Conversion is completed, all units will convert into a single class of common stock, or restricted stock units (“RSUs”) with respect to the Class C-2 Units. The number of shares issuable upon the Corporate Conversion will take into account the Company’s equity value and the Company’s desired offering range. The number of shares issued may significantly differ from the number of units held by the Company’s unitholders.

Therefore, if earnings per unit were calculated, it would likely result in a per unit amount that materially differs from a fully-converted result. Since the Company intends to transition from a limited liability company to a corporation immediately prior to the effectiveness of the Registration Statement, the Company intends to update the disclosure in the “Summary historical financial and operating data” section of the Registration Statement under the heading “Pro Forma Per Share Data (unaudited)” to provide a pro forma calculation of earnings per share that will reflect (i) the Corporate Conversion, (ii) the contribution by ALH Holdings, LLC of its outstanding common stock in AHP Health Partners, Inc. to Ardent Health Partners, Inc. in exchange for shares of common stock of Ardent Health Partners, Inc., (iii) the repayment of debt with the net proceeds of the offering, and (iv) the consummation of the offering, on both a preliminary basis, in connection with the launch of the roadshow (based on the assumed offering size and the midpoint of the price range set forth on the cover page of the preliminary prospectus), and an actual basis, in connection with the filing of the final prospectus.

Therefore, the Company respectfully believes that only a pro forma presentation of earnings per share, and not a historical presentation of earnings per unit, is a meaningful disclosure for investors.

Consolidated Balance Sheets, page F-7

32.

We note your disclosure that you are prohibited from using the assets of your VIEs to satisfy your obligations or those of your other consolidated entities. Please separately present each major class of your VIEs assets and liabilities on the face of this statement in accordance with ASC 810-10-45-25.

The Company has updated its disclosures on pages 38 and F-18 of Amendment No. 1 to address the Staff’s comment. The updates remove mention of VIE asset restriction. The Company respectfully advises the Staff that the guidance prescribed by ASC 810-10-45-25 requires presentation of VIE assets on the face of the statement if the assets of the consolidated VIE can only be used to settle the obligations of the consolidated VIE. The Company believes that the JV agreements provide for the use of VIE assets for reasons other than to settle a VIE’s obligations through its cash management agreements with the VIEs. These cash management agreements, in conjunction with the JV agreements, allow the Company to deposit VIE cash into certain bank accounts controlled by the Company. In its normal course of business, the Company may transfer this cash among its subsidiaries, including its VIEs, for net working capital purposes. Therefore, the Company respectfully believes that presentation of VIE assets and liabilities on the face of the statement is not required.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

2. Summary of Significant Accounting Policies

Variable Interest Entities, page F-17

33.

Please expand your disclosures to discuss how the VIEs are financed, including any financial support you have provided to the VIEs. Refer to ASC 810-10-50-3.c. and 3.d. and 810-10-50-5A.c. and 5A.d. for guidance.

The Company respectfully advises the Staff that the Company has revisited the guidance outlined in ASC 810-10-50-3 and 810-10-50-5A and it believes that, since all of its VIEs (i) meet the definition of a business, (ii) issue voting equity interests and the Company holds a majority of those voting interests, and (iii) have assets that can be used for purposes other than the settlement of the VIE’s obligations, the exception in ASC 810-10-50-3 and ASC 810-10-50-5B applies. Therefore, the Company respectfully believes it is not required to provide the additional disclosure requested by the Staff.

Segment Reporting, page F-26

34.	We note that you have concluded that you have one operating and reportable segment. Please address the following:

•

Clarify what comprises your acute care hospital operations. In this regard, we note your disclosures on page 2, which indicates that, in addition to your 30 acute care hospitals, you operate a broad network of ambulatory facilities and telehealth services, including 146 primary care and specialty care clinics, three ambulatory surgery centers (“ASCs”), seven urgent care centers, two free-standing emergency departments, and ten diagnostic imaging centers. If the acute care hospital operations do not encompass this broad network of ambulatory facilities and telehealth services, explain to us how the management of these operations fits within your management organizational chart.

The Company respectfully advises the Staff that the Company offers a comprehensive, consumer-centric network of healthcare services to patients in the markets it serves. Each site of care plays a necessary role in the Company’s healthcare ecosystem, providing a variety of access points to the communities the Company serves and delivering a range of healthcare services necessary to provide complete and coordinated care to patients. In this regard, the Company’s acute care hospital operations encompass its broad network of ambulatory facilities and telehealth services, including its primary care and specialty care clinics, ambulatory surgery centers, urgent care centers, free-standing emergency departments, and diagnostic imaging centers.

•

Provide us with a comprehensive discussion of what the most important operating decisions are in terms of allocating resources and assessing performance via reviewing operating results and who makes those decisions.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

The Company respectfully advises the Staff that the Company’s most important operational decisions are closely tied to its five “Pillars” stated below, which have been established by the CEO as being paramount to the Company’s business operations.

•	People

•	Quality

•	Service

•	Growth

•	Financial

The Company evaluated the process by which decisions are made and who is ultimately responsible for making the key operating decisions regarding the aforementioned Pillars, concluding that the Company’s Chief Executive Officer (“CEO”) is the chief operating decision maker. Each year, the CEO establishes the Pillars and the related tone, operational expectations, and key metrics associated with these Pillars. The CEO is ultimately responsible for assessing the performance of the Company against these Pillars and allocating resources accordingly. The CEO sets measurable targets for each of the Pillars, which also drive the annual incentive compensation of the executive leadership team and other corporate employees. The Pillars apply across the Company and most of the underlying metrics are similarly based on Company-wide consolidated considerations. It is infrequent that the CEO establishes metrics below a consolidated level (e.g., the integration of the occasional significant acquisition). Although the Board and other members of management also have a role in the evaluation and allocation of resources, the CEO has ultimate decision-making authority related to the most significant operational decisions impacting the Company. Please see below for a discussion of the key operating decisions made by the CEO related to these Pillars.

Hiring, firing, or allocation of key personnel (People)

The CEO serves as the final evaluator for all key corporate leadership positions (with input from the Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”), and Presidents of Hospital Operations/Physician Services).

As the CEO is responsible for the consolidated results of the Company, his decisions regarding the placement of key personnel are based on the needs of the consolidated Company and the skills and capabilities that facilitate the consolidated Company’s operational and growth goals. The CEO determines the compensation of his direct reports. The CEO is responsible for hiring his direct reports, but does not participate in hiring decisions at levels below this. The CEO also makes overall entity-wide personnel decisions. For example, in July 2022, the Company expanded its relationship with Ensemble Health Partners (revenue cycle

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

management) and in November 2022, the Company increased its use of Sodexo (nutrition and environmental services) to substantially all the facilities across the enterprise. As a result of moving more heavily into these contract-based models (i.e., outsourcing), the Company reduced its workforce. The CEO formed a task force, of which he was also a member, and participated in the diligence process before ultimately deciding (i) whether the Company should outsource these processes and (ii) which vendor would be used. The CEO is involved in entity-wide decisions regarding the Company’s workforce, and his decisions are based upon a consolidated entity point of view, rather than at a level below the consolidated entity.

Adjustments to company-wide operations (i.e., personnel or processes) as a result of overseeing and maintaining patient care quality standards and metrics in order to ensure that the Company is compliant with any regulatory and governmental standards and requirements (Quality)

The CEO actively monitors company-wide quality metrics and discusses these metrics in his weekly executive leadership meetings. The Company’s Chief Medical Officer is responsible for regularly monitoring quality standards and metrics at a more granular level and providing guidance on recommendations while reporting up to the CEO. The Company notes that key metrics are reported to the CEO on a weekly basis. Such quality metrics reported to the CEO include Healthcare-associated infections (“HAI”) Rollup, Employee Safety and the Serious Safety Event Rate, which are at a consolidated entity level. Based on his review of the quality metrics, the CEO may need to make operating decisions that improve the quality at the Company overall. For example, during 2023, upon review of the quality metrics, the CEO made the decision to implement several entity-wide operational changes, including the performance of a Patient Safety Event Analysis by an external firm, the implementation of Trideo as a serious reportable event workflow and alert system, and the creation of a sub-committee of the Board focused solely on quality.

Determining the types of healthcare services (service lines) to provide and how to best position said service lines via key marketing strategies (Service)

The final determination of the types of services the Company provides ultimately lies with the CEO. The CEO drives key decisions associated with the standard service approach employed throughout the Company. Service decisions are paramount to payor contracting and physician recruitment. The CEO’s strategic consideration of macro issues facing the Company and healthcare industry impacts his determination of the Company’s key focus areas and directives. Such directives include, but are not limited to, a continued shift to outpatient care, physician employment rather than contracted arrangement models, and various

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

development opportunities. A recent example has been the CEO’s involvement and direction in the Company’s build out and development of its ambulatory services. The Company’s ambulatory services have shown that they complement its existing suite of consolidated healthcare services and add profitability to the consolidated entity, and as a result, the CEO has made an operating decision to increase the availability of these services across the Company.

Capital investment decisions (Growth)

The CEO evaluates the capital resources available to invest at a consolidated level and makes decisions to allocate the available capital resources to opportunities that optimize the Company’s consolidated operations and profitability. He does this within his review and approval of the Company’s consolidated budget for capital expenditures, which supports the growth/expansion of services. While the CEO considers input from his direct reports, ultimately the CEO makes his final decision as to the amount of available capital to invest and the types of investments to prioritize based on his evaluation of the Company at the consolidated level. The Company’s Board is involved in only the approval of strategic capital investment decisions (e.g., approving a significant investment in a new line of business, representing a strategic shift in operations, or approving a material acquisition) and not the day-to-day operational decisions regarding capital deployment.

Negotiation of financing transactions (Financial)

The CEO, using input received from the CFO, understands and determines which types of financing transactions (i.e., debt or equity) best support the Company’s operations and capital investments necessary for the long-term growth and profitability of the Company at a consolidated level. The CEO makes the final decision whether to obtain financing. For example, the CEO made the ultimate decision to refinance the Senior Credit Agreements in June 2021 when it was brought to his attention by the CFO that a decision to refinance would result in significant savings in interest for the Company of more than $30 million per year. This savings in interest was used to fund operations, increase liquidity, and fulfill ongoing capital investments, among other things, across the enterprise.

Establishment of consolidated operating budget and forecast (Financial)

The CEO is the final approver of, and holds the final delegation responsibility in the preparation phase of, the Company’s consolidated budget and forecast, which is based upon an expectation that the blueprint for success can be applied and achieved across the Company. The CEO’s involvement in the preparation of the Company’s consolidated budget and forecast consists of determining the

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

consolidated financial targets (i.e., Revenue, Revenue Growth, EBITDA, EBITDA Margin, etc.), which are then communicated down to the Company’s FP&A group, which assists in the bulk of the preparation. The CEO reviews and approves the final consolidated budget and forecast, which is then presented to the Board for approval. This method ensures alignment with the organization’s overall objectives, allowing for effective resource distribution and optimal financial planning at every level.

Setting and approving executive leadership team compensation packages, including the executive officer bonus plan (People; Financial)

The CEO is responsible for the consolidated results of the Company and makes decisions related to setting and approving executive leadership team compensation that incentivizes them to achieve the Company’s long-term growth and profitability on a consolidated basis. The CEO sets measurable targets related to each Pillar above, which drives the annual incentive compensation of the executive leadership team and other corporate employees.

•

Tell us how the CEO allocates resources, assesses operating performance and makes key operating decisions using only consolidated operating results and not lower level results, including a description of the nature of decisions made by the CEO.

The nature of the CEO’s decisions is included in the above response. With respect to how the CEO makes these decisions, the Company respectfully advises the Staff that the Company has developed an organizational structure that decentralizes leadership by region and market, which allows for the CEO to focus on operations at a consolidated entity level. The Company’s four regions are each led by an appointed regional president that functions as a leader of his/her region, managing the day-to-day operations of the region with input and oversight of the COO. Regional presidents report to the COO, who in turn reports directly to the CEO. The CEO infrequently engages with the regional presidents, but instead relies on the COO to oversee and direct the regional presidents. The CEO frequently meets with and engages with the COO and his other direct reports, including during weekly executive leadership team meetings, which enables the CEO to assess operating performance and make key operating decisions on a consolidated basis. The CEO relies on the COO and the regional presidents and the decentralized leadership at the structures within the regions (i.e., markets and facilities) to manage their respective day-to-day operations. This organizational structure exists only as a matter of practicality in delegating management responsibilities and supporting the Company’s decentralized reporting framework, and it does not represent for the CEO a basis for evaluating results, allocating resources, or making significant operating decisions.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

•

Tell us how budgets are prepared, who reviews and approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CEO makes changes to the budget.

The Company respectfully advises the Staff that the annual budget is prepared by the Company and reviewed and approved by the CEO at the consolidated level. This is done through a top-down approach where the CEO establishes consolidated expectations (i.e., revenue growth, margin improvement, etc.) based on the CEO’s consideration of historical performance of the Company, growth targets of the Company that include acquisitions, expansions and organic growth, and Company and industry trends. Once these expectations are determined and communicated by the CEO, the CFO and financial planning and analysis team coordinate with regional and facility leadership for the preparation of their respective region-level and facility-level budgets, which is an iterative process in which the CEO is not involved. The CEO does not review all facility-level budgets, nor does he make decisions about, or request updates be made to, facility-level budgets. Instead, the CFO and COO direct the regional leadership to push down adjustments to ensure that the aggregation of the individual facility budgets is supportive of the CEO’s consolidated budget expectations and that each facility-level budget is compiled with appropriate consideration given to the CEO’s expectations for the consolidated company and his blueprint to achieve the consolidated results, which should be relevant across the Company (e.g., focus on ambulatory services). Facility level budgets that are outliers with respect to growth, cost or margin trends materially different than most other facilities are focused on by the COO, regional presidents, and CFO, not the CEO. Outlier facility budgets are brought to the attention of the CEO by the COO and CFO merely to inform the CEO of why inconsistencies exist and actions taken or to be taken by the distributed leadership team.

•

Tell us the level of detail communicated to the CEO when actual results differ from budgets. As part of your response, address the actions taken should one of the divisions fail to meet their revenue or profit budget goals in a particular period.

The Company respectfully advises the Staff that the CEO is informed of budget to actual variances at the consolidated level during a monthly close meeting. These consolidated variances are reviewed by the CEO to understand macro drivers, significant trends, etc., to determine entity-wide performance and make potential entity-wide adjustments. The monthly meetings are focused on consolidated trends, drivers, and necessary responsive actions or opportunities. If certain regions are failing to meet their revenue targets or their expenses vary significantly from budget, the CEO is informed by the CFO and COO of the reasons for the variance and ascertains the impact to the overall consolidated

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

entity budget. If the consolidated budget and forecast was inaccurate or requires changes throughout the year, the CEO approves changes to the consolidated budget and forecast, which is then communicated to the relevant region leadership by the CFO and COO to push down the adjustments to their region-level and facility-level budgets. This ensures alignment across the entity.

6. Leases, page F-28

35.

Please expand your disclosures to provide your accounting policy for determining the lease term and for assessing whether a lease is classified as an operating lease versus a financing lease. Refer to ASC 842-10-30-1 through 30-2 and ASC 842-10-25-1 through 25-7 for guidance.

The Company has updated its disclosures on page F-29 of Amendment No. 1 to address the Staff’s comment.

Sale of Medical Office Buildings, page F-30

36.

We note that on December 22, 2022, the terms of the original lease agreements with Ventas for the 18 medical office buildings were amended resulting in treatment of the transactions as sale-leaseback arrangements in which you recognized a $157.8 million gain from the sale of the assets. Please provide us with your analysis of the material terms of these arrangements with reference to the specific accounting guidance that supports your conclusion. Refer to ASC 842-40-25-1 through 25-3, ASC 842-10-30-1 through 30-2, and ASC 842-10-25-1 through 25-7 for guidance. Finally, expand your disclosures to clarify that these are related party transactions.

The Company respectfully advises the Staff that it has considered the guidance within ASC 842-40-25-1 through 25-3, ASC 842-10-30-1 through 30-2, and ASC 842-10-25-1 through 25-7. The Company concluded that the referenced amendments supported treatment of the MOB Transactions as sale-leaseback transactions and the transfer of the assets should be treated as sales in accordance with ASC 842-40-25-1 through 25-3 as:

(i)	there is a contract between the Company and Ventas in accordance with the criteria noted in ASC 606-10-25-1 through 25-8;

(ii)	Ventas obtained control of the assets for which the Company received consideration in accordance with the indicators noted in ASC 606-10-25-30;

(iii)

the leasebacks were classified as operating leases as opposed to finance leases in accordance with ASC 842-10-25-1 through 25-7 and in consideration of ASC 842-10-30-1 through 30-2 (as well as ASC 842-20 Glossary with respect to the definition of “Penalty” in consideration of the lease term); and

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

(iv)	there were no repurchase options precluding sale treatment in accordance with ASC 842-40-25-3.

The MOB Transactions did not initially qualify for treatment as sale-leaseback transactions under ASC 842 due to a provision in the original lease agreements stipulating that rent in all renewal periods either resets (i) at the existing rate plus 2% increase, with annual increases of 2% per year during the renewal term, or (ii) at initiation of either the lessee or lessor at a fair market rate subject to a “not less than 95% of previous rate and not greater than 105% of previous rate”, with annual increases of 2% per year during the renewal term. The Company concluded that the right to extend each lease, irrespective of the intent or probability of renewal, at a price other than fair value for substantially all (i.e., 90% or more) of the underlying assets’ remaining economic lives prohibited sale accounting as the cap (i.e., not greater than 105% of previous rate) was deemed to limit the transfer of control (e.g., risks/rewards of ownership) to Ventas. While ASC 842 and ASC 606 do not specifically address rights to extend the lease and the effect on sale accounting, the Company viewed this right to preclude sales accounting treatment under ASC 606 as the Company had the right to extend the leases for substantially all of the underlying assets’ remaining economic lives at possibly below market rates.

The Company’s view of this right was consistent with the Company’s independent auditor’s (Ernst & Young LLP or EY) published view in EY’s Financial reporting developments, “Lease accounting”, section 7.2.1, “Lease renewals — effect on sale accounting”. EY’s published view states that given the lack of specific guidance, EY believes one acceptable view is that when the renewal price is not fair value, determined at the time the renewal option is exercised, a renewal option(s) that extends a lease for substantially all of the remaining economic life of the underlying asset would prohibit sale accounting.

In December 2022, the Company amended all the leases to retain the cap for only a limited number of renewal periods such that the total lease term inclusive of renewal periods for which the pricing was capped did not equal or exceed 90% of the underlying assets’ remaining economic lives. Thus, as a result of the removal of the cap in certain periods, the Company could not renew a lease at below market rates in situations of rising market rates for substantially all of the underlying asset’s remaining economic life.

The Company also considered the renewal pricing terms and the related floor provision and, for a limited number of renewals post-amendment, the cap provision in the determination of the lease term in accordance with ASC 842-10-30-1. Specifically, the Company considered whether the renewal pricing would be expected to compel the Company to renew or not. The cap provision, for a limited number of renewals, would allow the Company to renew at below fair value in certain situations of rising market rental rates. However, the renewal pricing is not fixed on the front end, but rather variable based on market rents and, thus, is not for certain to be a discounted rate or bargain rate such that the Company concluded the renewal pricing terms do not signify that the Company is reasonably certain to renew or not to renew the leases.

With respect to the disclosure of the related party nature of the transaction, the Company has updated its disclosures on page F-31 of Amendment No. 1 to address the Staff’s comment.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

14. Commitments and Contingencies, page F-43

37.

Please revise your disclosures to clearly state whether you are subject to any claims, litigation matters or other matters that are probable and/or reasonably possible of materially impacting your results of operations, financial position, or liquidity either individually or in the aggregate. If there are matters that may be material to your results of operations, financial position, or liquidity, provide specific disclosures for these matters. Disclosures for the amount or range of reasonably possible loss in the aggregate, or that you are unable to reasonably estimate the amount or range, should also be provided, noting that ASC 450-20-50-4 does not require the amount or range of reasonably possible loss to be estimated with precision or certainty.

The Company has updated its disclosures on page F-45 of Amendment No. 1 to address the Staff’s comment.

General

38.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company respectfully acknowledges the Staff’s comment and advises that it will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, has presented to investors in reliance on Section 5(d) of the Securities Act and Rule 163B thereunder.

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP

April 26, 2024

If you have questions with respect to Amendment No. 1 or the responses set forth above, please direct the questions to me at (212) 839-5684 or sgandhi@sidley.com.

Sincerely,

/s/ Samir A. Gandhi
Samir A. Gandhi

cc:	Stephen C. Petrovich, Esq. Ardent Health Partners, LLC
Michael P. Heinz, Sidley Austin LLP
Helen Theung, Sidley Austin LLP
Nathan Ajiashvili, Latham & Watkins LLP Erika L. Weinberg, Latham & Watkins LLP

ARDENT HEALTH PARTNERS, LLC SEC COMMENT RESPONSE LETTER | SIDLEY AUSTIN LLP